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UNITED S
SECURITIES AND EXCH
Washington, D

02023598

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parchman, Vaughan & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 Light Street, 2nd Floor
(No. and Street)

RECEIVED JUL 09 2002

Baltimore	Maryland	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Lara N. Vaughan, CEO — (410)244- 8973
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wooden & Benson, Chartered
(Name — *if individual, state last, first, middle name*)

100 West Pennsylvania Avenue	Baltimore	Maryland	21204
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lara N. Vaughan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parchman, Vaughan & Co;LLC, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	FOCUS REPORT (Financial and Operational Combined Uniform Single Report) Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: PARCHMAN, VAUGHAN & COMPANY, L [0013]

SEC File Number: 8- 50681 [0014]

Address of Principal Place of Business: 717 LIGHT STREET [0020]

BALTIMORE [0021] MD [0022] 21230 [0023]

Firm ID: 44390 [0015]

For Period Beginning 10/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: LARA N. VAUGHAN, CEO [0030] Phone: (410)244-8973 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ________ [0032] Phone: ________ [0033]

Name: ________ [0034] Phone: ________ [0035]

Name: ________ [0036] Phone: ________ [0037]

Name: ________ [0038] Phone: ________ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	29,622 [0200]		29,622 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]

	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	12,932 [0735]	12,932 [0930]
12.	**TOTAL ASSETS**	29,622 [0540]	12,932 [0740]	42,554 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	16,293 [1205]	[1385]	16,293 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]

from outsiders [0990]				
C. Pursuant to secured demand note collateral agreements:			[1420]	0 [1730]
1. from outsiders [1000]				
2. Includes equity subordination (15c3-1(d)) of [1010]				
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	16,293 [1230]	0 [1450]	16,293 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ____ [1020])	26,261 [1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	[1792]
	C. Additional paid-in capital	[1793]

	D.	Retained earnings	[1794]
	E.	Total	0 [1795]
	F.	Less capital stock in treasury	[1796]
24.		TOTAL OWNERSHIP EQUITY	26,261 [1800]
25.		TOTAL LIABILITIES AND OWNERSHIP EQUITY	42,554 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
10/01/2001 [3932]	12/31/2001 [3933]	3 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	[3939]
	d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		46,593 [3995]
9.	Total revenue		46,593 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	[4120]
11.	Other employee compensation and benefits	21,091 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	[4075]

	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		37,015 [4100]
16.	Total expenses		58,106 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-11,513 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-11,513 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		6,438 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			26,261 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			26,261 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			26,261 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		12,932 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-12,932 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			13,329 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			

A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			13,329 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	1,086 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	8,329 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	11,699 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		16,293 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		16,293 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	122 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

Note: No significant differences exist between the above computation of net capital under Rule 15c3.1 and that filed with the corporation's December 31, 2001 Focus Part IIA Report.

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		24,294 [4240]
A.	Net income (loss)		-11,513 [4250]
B.	Additions (includes non-conforming capital of	[4262])	13,480 [4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		26,261 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

STATEMENT PERTAINING TO EXEMPTIVE PROVISIONS UNDER 15c3-3(k)
DECEMBER 31, 2001

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

Member exempt under 15c3-3(k).

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k).

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

Reconciliation of Audited Financial Statements
to Focus Report
DECEMBER 31, 2001

Cash per financial statements	$22,170
Investments at Market Value	7,452
Cash per Focus Report	$29,622

WOODEN BENSON

CHARTERED
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Accountants on
Internal Control as Required by SEC Rule 17a-5

To the Members
Parchman, Vaughan & Co., LLC
Baltimore, Maryland

In planning and performing our audit of the financial statements of Parchman, Vaughan & Co., LLC for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Parchman, Vaughan & Co., LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wooden & Benson

February 12, 2002
Baltimore, Maryland

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL 0 9 2002

DIVISION OF MARKET REGULATION

PARCHMAN, VAUGHAN & CO., LLC
BALTIMORE, MARYLAND

INDEPENDENT AUDITOR'S REPORT, FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2001

PARCHMAN, VAUGHAN & CO., LLC
BALTIMORE, MARYLAND

DECEMBER 31, 2001

Table of Contents

WOODEN & BENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Members
Parchman, Vaughan & Co., LLC
Baltimore, Maryland

We have audited the statement of financial condition of Parchman, Vaughan & Co., LLC as of December 31, 2001, and the related statements of income and comprehensive income, members' capital and accumulated other comprehensive income and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parchman, Vaughan & Co., LLC as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wooden & Benson

February 12, 2002
Baltimore, Maryland

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Assets

Cash	$22,170
Accounts receivable	4,969
Investment at market value, cost $6,426 (Note 2)	7,452
Office furniture and equipment, net of accumulated depreciation of $23,996 (Note 1)	7,963
Total assets	$42,554

Liabilities and Members' Capital

Liabilities	
Accounts payable	$16,293
Payable to special member (Note 4)	-
Total liabilities	16,293
Members' Capital	
Accumulated other comprehensive income	1,026
Members' equity	25,235
Total members' capital	26,261
Total liabilities and members' capital	$42,554

The accompanying notes to financial statements are an integral part of these statements.

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue	
Fee income	$193,226
Interest income	1,790
Total revenue	195,016
Expenses	
Salary and benefits	75,626
General and administrative	131,071
Occupancy (Note 4)	19,140
Depreciation	5,698
Total expenses	231,535
Net loss	(36,519)
Other comprehensive income - net unrealized gain on securities available for sale	1,026
Comprehensive income (loss)	$(35,493)

The accompanying notes to financial statements are an integral part of these statements.

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

STATEMENT OF MEMBERS' CAPITAL AND ACCUMULATED OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2001

	Accumulated Other Comprehensive Income	Members' Equity
Balance - December 31, 2000	$ -	$123,704
Net loss	-	(36,519)
Contributions	-	-
Distributions	-	(61,950)
Net unrealized gain on securities available for sale	1,026	-
Balance - December 31, 2001	$1,026	$ 25,235

The accompanying notes to financial statements are an integral part of these statements.

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities	
Fees received	$210,783
Interest received	1,790
Cash paid for operating expenses	(134,148)
Cash paid to employees	(75,626)
Net cash provided by operating activities	2,799
Cash Flows from Financing Activities	
Distributions to members	(79,000)
Net cash flows used in financing activities	(79,000)
Net decrease in cash	(76,201)
Cash - beginning of year	98,371
Cash - end of year	$ 22,170

Reconciliation of Net Loss to
Net Cash Provided by Operating Activities

Net loss	$ (36,519)
Adjustments	
Depreciation	5,698
Investment received as part of fee	(6,426)
Decrease in accounts receivable	23,983
Increase in accounts payable	16,063
Net cash provided by operating activities	$ 2,799

The accompanying notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Significant Accounting Policies

Parchman, Vaughan & Co., LLC (the Company), a Maryland limited liability company, is an investment banking firm that primarily provides private placement, merger and acquisition and other financial advisory services to corporations. The Company is a member of the National Association of Securities Dealers (NASD) and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company's accounting records are maintained on the accrual basis. The accounting and tax year is the calendar year.

The Company is comprised of two different classes of members. A schedule of the Company's members and their respective ownership percentages and account balances for the year ended December 31, 2001 was as follows:

Regular	Special	Total
100.0%	0.0%	100.0%
$137,317	$(112,082)	$25,235

In accordance with the operating agreement, unless sooner terminated, the LLC shall continue to be in existence until December 31, 2025. The agreement also states that Members are not obligated to restore negative capital accounts.

The Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and their related disclosures to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash

For purposes of the statement of cash flows, cash includes deposits in a financial institution.

Fixed Assets and Depreciation

Office furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over an estimated useful life of five or seven years. Depreciation expense for the year ended December 31, 2001 was $5,698.

Income Taxes

Income or loss is includable in the income tax returns of the individual members; therefore, no income tax provision has been provided in the accompanying financial statements.

Note 2 - Investments

Investments are presented in the financial statements at market value for the year ended December 31, 2001.

	Cost	Fair Value	Unrealized Appreciation
Common stock	$6,426	$7,452	$1,026

Note 3 - Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such balances may be in excess of the FDIC insurance limit.

Note 4 - Commitments and Contingencies

Leasing Arrangements

The Company leases office space under an operating lease agreement that is renewable annually. Rent expense of $19,140 was charged to operations for the year ended December 31, 2001.

The Company leases vehicles for two of its members under operating lease agreements that expire in April, 2002. Rent expense of $15,541 was charged to operations for the year ended December 31, 2001.

Special Member

In accordance with the operating agreement of the Company, compensation will be made to its Special Member based upon percentages of gross revenues earned. Amounts earned by the Special Member for the year ended December 31, 2001 were $3,400. At December 31, 2001, $20,450 was applied to the Special Member's capital account.

Note 5 - Pension Plan

The Company participates in a 401(k) Retirement Plan and Trust. The Plan covers all employees age twenty-one and over who have completed one year of service with the Company. There are no contributions made by the employees. Pension expense under this plan was $5,675 for the year ended December 31, 2001.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Company had net capital and net capital requirements of approximately $13,329 and $5,000, respectively. The Company's net capital ratio was 1.23 to 1.

PARCHMAN, VAUGHAN & CO., LLC
BALTIMORE, MARYLAND

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2001